Cullen/Frost Bankers, Inc.

February 8, 2008

Mr. Christian N. Windsor, Special Counsel Division of Corporate Finance U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Dear Mr. Windsor:

                 The following supplemental information is provided by Cullen/Frost
Bankers, Inc. ("Cullen/Frost") in response to the comments set forth in your letter to Richard W. Evans, Jr., President and Chief Executive Officer of Cullen/Frost,
dated January 14, 2008, as a result of your examination of the proxy statement filed by Cullen/Frost for its 2006 fiscal year and review of our response letter dated
October 23, 2007 to your comment letter dated September 26, 2007. In order to assist in your review of our responses, we have set forth in full the comments contained in your January 14th letter, together with our responses to such comments.

Compensation Discussion and Analysis, page 13

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In your response to prior comment 6, you indicate that you do not believe that the financial targets that must be achieved in order to generate compensation under your incentive plans are material to an understanding of how compensation decisions are made because of the discretion exercised by the Committee in setting actual incentive compensation. Please disclose the financial performance targets set for the named executive officers, or provide the staff with a more detailed discussion of how you determined that the performance targets are not material to an understanding of the aspects of corporate and individual performance which Cullen Frost measures in setting incentive compensation or the level of difficulty required for the named executives to reach your various incentive pay levels.

                 As indicated in our response to your prior comment 6, Cullen/Frost does not believe that specific disclosure of the performance criteria and objectives applicable to annual incentive compensation awarded to named executive officers
(other than Mr. Evans) is material to an understanding of its compensation policy and its operation and application. As described on page 15 of the proxy statement, a bonus pool for the named executive officers (other than Mr. Evans) is generated if financial performance of Cullen/Frost meets budgeted net income for the year. We believe that (i) the fact that establishment of the bonus pool is based on achievement of budgeted net income and (ii) whether that budgeted net income was met are what is material to understanding our compensation philosophy and its operation and application. We do not believe that disclosing the actual dollar amount of budgeted net income and the dollar amount that was actually achieved is material to an understanding of our compensation policy.

                 Once the determination has been made of whether the bonus pool for a particular year will be established, various criteria may be taken into account in determining the amount of individual awards. Cullen/Frost does not use a formula to value individual performance and contributions and no specific weighting has been assigned to the criteria that may be considered. As described in the proxy statement, the primary criteria for determining the amount of annual incentive compensation for our named executive officers (other than Mr. Evans) is financial performance v. budgeted net income of the Company, Frost Bank and/or the assigned regions or areas of an executive's principal responsibility. As described above, Cullen/Frost does not consider the dollar amount of the budgeted net income targets and the amount actually achieved to be material to understanding our compensation philosophy. In addition to the foregoing criteria, contribution to teamwork and other factors, including consideration of any extenuating circumstances that contribute to individual performance, may be taken into account in determining individual award amounts. These additional criteria are qualitative in nature and do not lend themselves to formulaic application. However, to the extent the foregoing criteria (or other qualitative criteria) are considered in determining future annual incentive compensation amounts, we will revise future proxy filings, to the extent applicable, to describe these additional criteria.

2.	Since your Compensation Committee exerts a significant amount of discretion in setting compensation amounts, please discuss how the exercise of discretion fits into your compensation philosophy.

We note your comment and confirm that, in future filings, we will, to the extent applicable, discuss how the exercise of discretion fits into our compensation philosophy.

* * * *

                 This is to acknowledge that: (i) Cullen/Frost is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and (iii) Cullen/Frost may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

* * * *

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If you have any questions or request any further information, please do not hesitate to call contact me at (210) 220-4310.

Sincerely,

/s/ Stan McCormick

Stan McCormick Executive Vice President & Corporate Secretary

cc: Richard W. Evans, Jr. Chief Executive Officer

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100 West Houston Street Post Office Box 1600 San Antonio, Texas 78296-1600